FOR IMMEDIATE RELEASE                                         Exhibit (a)(5)(ii)

Shareholder Contact:
1-800-221-5672



             ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.
              AND ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.
          ANNOUNCE EXPIRATION OF TENDER OFFERS AND PRELIMINARY RESULTS

NEW YORK, NY August 25, 2015. AllianceBernstein National Municipal Income Fund, Inc. ("ANMIF" - NYSE: AFB) and Alliance California Municipal Income Fund, Inc. ("ACMIF" - NYSE: AKP) (each, a "Fund" and together, the "Funds") each announced the expiration and preliminary results for its tender offer of up to 100% of its outstanding auction preferred shares ("APS"), at a price equal to 94% of the liquidation preference of $25,000 per share (or $23,500 per share), plus any unpaid dividends accrued through the termination date of the tender offer. Each Fund's tender offer expired on Monday, August 24, 2015 at 5:00 p.m. New York City time. All shares that were validly tendered and not withdrawn during the offering period have been preliminarily accepted for payment.

Based upon current information, ANMIF has preliminarily accepted for payment approximately 1,783 Series M APS, approximately 1,004 Series T APS, approximately 1,971 Series W APS and approximately 1,246 Series TH APS. ACMIF has preliminarily accepted for payment approximately 680 Series M APS and approximately 1,027 Series T APS. The shares preliminarily accepted represent, with respect to ANMIF, approximately 67% of outstanding Series M APS, approximately 61% of outstanding Series T APS, approximately 74% of outstanding Series W APS and approximately 47% of outstanding Series TH APS, and, with respect to ACMIF, approximately 47% of outstanding Series M APS and approximately 71% of outstanding Series T APS. In aggregate ANMIF has preliminarily accepted for payment approximately 6,004 APS, which represent approximately 62% of its outstanding APS. ACMIF has preliminarily accepted for payment approximately 1,707 APS, which represent approximately 59% of its outstanding APS. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date.

It is anticipated that payment for such shares will be made on or about September 2, 2015. APS that were not tendered remain outstanding. Completion of each tender offer is conditioned upon the closing of the proposed private offering of new preferred stock (the "New Preferred Stock") with an aggregate liquidation preference at least equal to the aggregate price paid for the APS accepted in the tender offer. Each Fund currently intends to replace leverage associated with the tendered APS with the New Preferred Stock.

Any questions about the tender offers can be directed to Georgeson Inc., each Fund's information agent for its offer at toll free (866) 431-2096.

This release is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Shares of the Funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Funds involve investment risk, including possible loss of principal. For more complete information about each Fund, including risks, charges, and expenses, please see the Fund's annual and semi-annual shareholder reports.

ANMIF and ACMIF are closed-end U.S.-registered management investment companies advised by AllianceBernstein L.P. with assets of approximately $659 million and $199 million, respectively.